Exhibit 99.3

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
12/19/2025	2,800	12.650000	(3)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $12.65000 per share, at prices ranging from $12.65 to $12.65 per share.